FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated April 13, 2007 – Kimber Announces Personnel Change & Grant of Options

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date **April 13, 2007**

KIMBER
RESOURCES

NEWS
RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577

w. www.kimberresources.com

KIMBER ANNOUNCES PERSONNEL CHANGE &
GRANT OF OPTIONS

April 13, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

After two years with Kimber, Mr. Darren Klinck, Vice President of Corporate and Investor Relations has accepted a position with an Australian company. Mr. Klinck has been a key member of Kimber's staff and made a substantial contribution to the success of the Company and its recognition among investors. We thank him for his dedicated and effective work and we wish him well in his new appointment. To aid with the transition, Mr. Klinck has agreed to provide assistance informally with handover to his replacement and a new CEO, once they are appointed.

In accordance with Kimber's policy of providing annual grants of incentive options to employees, the Company has granted 550,000 options to directors, officers and staff of the Company at an exercise price equal to the closing price on the TSX on April 11, 2007.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are free of royalties. On the Monterde property, the Company has two principal objectives: to find and develop additional mineral resources & to advance the Carmen deposit to feasibility. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde. As at the data cutoff (February 15, 2006) for the most recent resource estimate, total mineral resources from three deposits at Monterde are 23.6 million tonnes containing 648,000 oz of gold and 33 million oz of silver in Measured, 9.9 million tonnes containing 250,000 oz of gold and 8 million oz of silver in Indicated, and 7.1 million tonnes containing 180,000 oz of gold and 5 million oz of silver in the Inferred category. Approximately 120 holes have been drilled at Monterde since this estimate was released. A target generation program directed at identifying additional epithermal systems is underway on the property. Until the commencement of this program, less than 5% of the 28,000 hectare property had been explored by modern methods. The Setago property covers an epithermal system some 30 kilometres west of Monterde. The recently announced Pericones property contains wide-spread silver



mineralization. A first pass sampling program reported two-metre chip samples of up to 420 g/t Ag from old workings and up to 332 g/t Ag from surface.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com